11021737

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
APR 26 2011
WASH, D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-39398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 River Place
(No. and Street)

Lexington	Virginia	24450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Moreschi — (540) 460-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue	Woodland Hills	California	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Moreschi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LILA GRACE ROGERS NOTARY PUBLIC COMMONWEALTH OF VIRGINIA

Robert Moreschi Robert Moreschi
Signature

Principal
Title

Lila Grace Rogers - 366514
exp 8-31-13
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RND RESOURCES, INC.

Securities Brokerage Professionals

6301 Owensmouth Avenue, Suite 750 • Woodland Hills, CA 91367 • (818) 657-0288 • Fax (818) 657-0299

April 20, 2011

Attn: Ms. Herani Dansamo
FINRA Regulation, Inc.
Financial Operations Department
9509 Key West Avenue 5th Floor
Rockville, MD 20850

Re: Corrected 2010 Audit Facing Page
Presidio Securities, Inc. (CRD# 21921, SEC# 8-39398)

Ms. Dansamo:

Please find enclosed the corrected facing page for Presidio Securities, Inc. CRD# 21921, SEC# 8-39398 for the year ending December 31, 2010. The facing page was corrected to reflect Virginia as the state of principal place of business. This was previously stated as California in error. Please update your records accordingly.

Sincerely,

Radhi Banerjee

Radhi Banerjee

Cc: Securities and Exchange Commission,
Registrations Branch
Mail Stop 8031
100 F Street, N.E.
Washington, DC 20549

ATTN: Daniel Hawke, Regional Director
Securities Exchange Commission
The Mellon Independence Center
701 Market Street
Philadelphia, PA 19106-1532

FINRA District 9
1835 Market Street, Suite 1900
Philadelphia, PA 19103-2929